

August 1, 2013

Via E-mail
Mr. Todd D. Karan
Senior Vice President and Chief Financial Officer
NOVA Chemicals Corporation
1000 7th Avenue S.W.
Calgary, Alberta
Canada, T2P 5L5

> **Re: NOVA Chemicals Corporation**
> **Form 20-F**
> **Filed March 1, 2013**
> **File No. 1-3064**

Dear Mr. Karran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2012

General

1. It appears you have registered debt. If so, in future filings, please revise your cover page and Item 12 accordingly. If not, please explain why you have indicated in these locations that there is no registered debt.

Management's Discussion and Analysis, page 26

Discussion of Financial Results of Olefins/Polyolefins Business Unit, page 35

2. Please revise future filings to quantify the extent to which increases/decreases in volume, prices, and inflation impacts of raw materials contributed to the changes in segment

revenues and segment operating profit. In addition, please quantify the impact of other factors such as work stoppages that contributed to fluctuations in line items included in income from continuing operations. In this regard, we note the several references to planned or unplanned shutdown or maintenance work in your facilities over the periods presented. Please refer to Items 5.A of the Form 20-F.

Cash Flow, page 43

3. We note from page F-4 the line item Movements in provisions and pensions has a material impact on cash provided by operating activities. Please provide to us the material components of this line item and a description of each such component, cross-referencing amounts included to the applicable footnote, if any. Revise future filings to provide a comprehensive analysis of the changes in this line item for the periods presented herein. Refer to Item 5.B.1(a) of the Form 20-F.

22. Contingencies and Commitments, page F-33

4. Regarding the Dow Chemical complaint filed in 2005, we note your disclosure that a Supplemental Damages Bench Trial was scheduled to begin on April 30, 2013 to determine whether any additional damages should be awarded to Dow Chemical based on sales of SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011. Please provide us an update as to the status of this trial.

5. Regarding the two other active Dow Chemical claims discussed on page F-34 and elsewhere throughout your document, it appears from your discussion in the forepart of this footnote that you have not recorded a provision for these specific matters and are unable to make an estimate of the range of potential loss or the expected financial effect from resolution therefrom. Please clarify for us and revise future filings accordingly. If so, please also:
   - Explain the nature of the $31 million balance for the Legal provision as disclosed on page F-26; and
   - Tell us why you cannot estimate the amount or range of reasonably possible loss. In this regard, (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures to be included in your next periodic report in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief